SCHNEIDER WEINBERGER & BEILLY LLP
2200 Corporate Boulevard, N.W.
Suite 210
Boca Raton, Florida 33431

telephone (561) 362-9595
telecopier (561) 362-9612
jim@swblaw.net

January 28, 2009

'CORRESP'

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	H. Christopher Owings, Assistant Director
Ramin M. Olson, Attorney-Advisor
Ta Tanisha Meadows, Staff Accountant
Robyn Manuel, Senior Staff Accountant

Re:	China Logistics Group, Inc. (the "Company")
Registration Statement on Form S-1
File No. 333-151783
Form 10-K/A for the fiscal year ended December 31, 2007
Form 10-Q for the quarterly period ended March 31, 2008

Ladies and Gentlemen:

Pursuant to discussions with the staff, on November 26, 2008 the Company submitted responses to the staff’s letter of comment dated July 18, 2008 prior to the filing of Amendment No. 1 to the above-captioned Registration Statement on Form S-1, amendments to any of the above-captioned filings or the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2008.  Subsequent thereto, the Company has filed:

•	its Quarterly Report on Form 10-Q for the period ended September 30, 2008,
•	Amendment No. 2 to the Form 10-K for the fiscal year ended December 31, 2008 (“Amended Form 10-K”),
•	Amendment No. 1 to the Quarterly Report on Form 10-Q for the period ended March 31, 2008 (the “Amended First Quarter Q”),
•	Amendment No. 1 to the Quarterly Report on Form 10-Q for the period ended June 30, 2008 (the “Amended Second Quarter Q”), and
•	Amendment No. 1 to its Current Report on Form 8-K filed on March 18, 2008 (the “Amended 8-K”).

The Amended Form 10-K, Amended First Quarter Q, Amended Second Quarter Q and Amended 8-K are referred to as the “Amended Reports.”

The Company has now filed Amendment No. 1 to the above-captioned Registration Statement on Form S-1.  Following are additional and/or updated responses to various of the staff’s comments contained in its letter dated July 18, 2008. Under separate cover the Company will provide Mr. Olson with a courtesy copy of Amendment No. 1 to the S-1, marked to show changes and keyed to the staff’s comments, and it will provide Ms. Manuel with courtesy copies of the Amended Reports, marked to show changes and keyed to the staff’s comments.

Form S-1

General

1.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments).  Please provide footnote disclosure of the terms of each such payment.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the warrants.

RESPONSE:  The requested tabular disclosure appears in a table on page 5, which such disclosure was expanded in response to comment 22.  As described in the Registration Statement, the warrants were a component of the units sold in the offering and as such the Company did not receive any separate proceeds from the sale of the warrants.  Disclosure regarding the contemplated use of any proceeds the Company may receive upon the possible exercise of the warrants is contained in "Use of Proceeds" appearing on page 18.

2.	To the extent not already provided, please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

-
if the conversion/exercise price per share is not set at a fixed price, and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

RESPONSE:  The requested information as it pertains to the purchasers in the 2008 Unit Offering is contained in the table entitled "Possible Profit to the Purchasers in the 2008 Unit Offering on the Shares of Common Stock Underlying the Warrants Included in the Units" appearing on page 6 of the Registration Statement; for the purposes of clarity the Company has revised the title of the table.  An additional table entitled "Possible Profit to the Finders and Consultants in the 2008 Unit Offering on Shares of Common Stock Underlying the Warrants" has been added to Amendment No. 1 to provide the requested information as it relates to the shares underlying the Class A Warrants issued to the finders and consultants, which will exclude the warrants issued to Skyebanc, Inc., a FINRA member, as compensation for its services as a selling agent.  Please see page 7.

3.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

RESPONSE:   The requested information is included in the sub-section entitled "Prior Securities Transactions with the Selling Security Holders" which appears on pages 7 and 8 of the Registration Statement.

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•	the number of shares outstanding that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, option or warrants.

RESPONSE:  The requested information appears in a sub-section entitled "Relationship of Outstanding Shares Before and After the Offering" which appears on page 7 of the Registration Statement.

5.	Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should including, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the warrants; and

•
copies of all agreements between the issuer (or any predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the warrants.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

RESPONSE:  The Company confirms that a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the Company (or any of its predecessors) and the selling security holders, any affiliates of the selling security holders, or any person with whom any selling security holder has a contractual relationship regarding the transaction (or any predecessors of those persons) is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the Registration Statement.

6.
Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.  In this regard, please ensure that the number of shares registered in the fee table is consistent with the number of shares listed in the "Selling Shareholders" section of the prospectus.

RESPONSE: The Company has expanded the disclosure in Amendment No. 1 to provide a description of how the number of shares it is registering were determined.  Please see page 3.  As set forth therein, this number includes all shares of common stock underlying the Class A and Class B warrants issued and sold in the offering, together with shares underlying the Class A warrants issued to the selling agent, finders and consultants as compensation for services in connection with the offering.  We confirm that the number of shares registered in the fee table are consistent with the shares listed in the column "Shares to be offered" appear in the "Selling Security Holders" section of the Registration Statement.

7.
In several places in your filing you provide generic descriptions of persons, entities or services.  For example, you refer in many places to a "related party" without identifying the party.  As another example, you refer in several places to "consulting services" provided, without describing the nature of those services.  Please revise your filing to provide more specific disclosures where you have used generic descriptions of persons, entities or services.  We may have additional comments based upon your revisions.

RESPONSE:  As request, Amendment No. 1 has been revised to provide more specific disclosures in place of generic descriptions of persons, entities or services.

Registration Statement Cover Page

8.	Please revise this section and the remainder of your prospectus for clarity and consistency. For example:

•	In the calculation of the registration fee table, you have included a column for the dollar amount to be registered. Please revise to indicate shares being registered.

•	You have included a column referring to offering price per "unit," yet you appear to be registering shares.

•
Under the column for the proposed maximum offering price per unit you have listed the exercise prices per unit of underlying warrants, not the offering price to the public of the shares of common stock being registered.

•	Your proposed maximum aggregate offering price amounts appear to be calculated based on the value of the warrants instead of the shares of common stock you appear to be registering.

•
The footnotes to your table state that the offering "includes" shares of common stock to be issuable upon the exercise of warrants.  However, other parts of your filing indicates that all shares of common stock you are offering are issuable to selling security holders upon exercise of warrants.

These are only examples.  We may have further comments based upon your revisions.

RESPONSE:  The requested revisions have been made to the Calculation of Registration Fee table appearing in Amendment No. 1.  In addition, the Company has revised the language on the cover page of the prospectus as well as within the prospectus to clarify that the shares being offered underlie outstanding warrants presently held by the selling security holders. Please see pages 2 and 42.

Prospectus Outside Front Cover Page

9.	Please state prominently on the front cover page of your prospectus the fact that your auditors have expressed a going concern opinion.

RESPONSE:  The requested additional disclosure has been added to the cover page of the prospectus of Amendment No. 1.

Other Pertinent Information

10.
We note your statement that your web site is not a part of this prospectus.  Please be aware that your prospectus is to include all material information regarding the company which would include any information included in your website.  Please acknowledge this understanding to us.

RESPONSE:  The Company acknowledges its understanding that the prospectus is to include all material information regarding the Company which includes any information included on its website.

Certain Defined Terms Used In This Prospectus

11.	Please delete this section as the terms defined are or can be clear from their context. See Rule 421(b)(3) of Regulation C.

RESPONSE:  As requested, the Company has deleted the section entitled "Certain Defined Terms Used in this Report" from Amendment No. 1.  Please see page 6.

Prospectus Summary, page 1

12.	Please disclose the number of shares you are registering in this offering that are owned by affiliates of the Company.

RESPONSE:  As requested, the Company has included disclosure on the number of shares which are being registered in the offering that are owned by affiliates of the Company.  Please see pages 2 and 3.

13.	Please identify the meaning of "ISO Containers."

RESPONSE:  Amendment No. 1 has been revised to delete this reference.  Please see page 2.

Prospectus Inside Front Cover Page

14.	Please include the Dealer Prospectus Delivery Obligations information as required by Item 502(b) of Regulation S-K or tell us why it is not appropriate for you to do so.

RESPONSE:  The Company does not believe that it is subject to the prospectus delivery obligations set forth in Rule 174 of the Securities Act of 1933 as the offering of the securities pursuant to the Registration Statement is not being offered to the public by the Company or any underwriter.  In addition, pursuant to Rule 174(b) an issuer which is subject to the reporting requirements of either Section 13 or 15(d) of the Securities Exchange Act of 1934 immediately prior to the filing time of the Registration Statement (such as the Company) is not required to comply with the prospectus delivery requirements of that rule.  Accordingly, pursuant to Item 502(b) of Regulation S-K if an issuer is not subject to Rule 174 it is our belief that it is not required to include the prospectus delivery obligations on the prospectus cover.

Prospectus Summary, page 1

15.
In your summary, please state that you have received a going concern opinion from your auditors.  Also, please disclose the number of shares you are registering in this offering that are owned by affiliates of the company.

RESPONSE:  The requested additional disclosure has been added to Amendment No. 1. Please see pages 2 and 3.

16.
Please revise the last sentence of the first paragraph which states that your subsidiary Shandong Jiajia "contracts with companies owing (sic) these assets...."If this is not a typographical error, please revise to clarify the nature of the business arrangement between your subsidiary and the companies with whom it contracts.

RESPONSE:  The typographical error has been corrected in Amendment No. 1..  Please see page 2.

Summary of the Offering, page 2

17.	Please revise this section and the remainder of your prospectus for consistency, clarifying share, unit or dollar amounts where necessary. For example,

•
The calculation on page 2 of the total number of shares of common stock outstanding after the offering appears to include two million shares underlying options which you have not separately discussed in your disclosure of share number.

•	The number of warrants you seek to register is 31,558,500 however your calculation on page five of possible profit to warrant holders addresses only 30,226,000 shares underlying warrants.

•
You state on page three, under the section "Terms of the Offering with the Selling Security Holders," that you issued Skyebanc, Inc. warrants to purchase 207,500 shares of common stock.  However, your table on page 41 shows that Skyebanc owns 61,125 shares - or warrants to purchase 61,125 shares - of common stock.

These are only examples.  We may have further comments based on your revisions.

RESPONSE:  The staff is correct in that the calculation of the total number of shares of common stock outstanding after the offering includes the 2,000,000 shares underlying an option.  The disclosure in Amendment No. 1 has been clarified.  The shares issuable upon this option are included in the Risk Factor entitled "The Exercise of Outstanding Warrants ....".  In addition, the Company has included additional language under Description of Securities in Amendment No. 1. Please see pages 3 and 41.

As set forth in response to comment 24 below, a footnote clarifying the variance and the origin of the excluded shares has been included in the table entitled "Possible Profit to Selling Security Holders on the Shares of Common Stock Underlying the Warrants Included in the Units".  Please see page 6.

With respect to the number of warrants issued to Skyebanc, Inc. as partial compensation for its services as a selling agent in the 2008 Unit Offering and the number of warrants presently held by that firm, as described on page 43 of the Registration Statement, Skyebanc, Inc. presently holds warrants to purchase 61,125 shares.

As described in the Registration Statement, the Company granted Skyebanc, Inc. warrants to purchase 207,500 shares of common stock.  Skyebanc, Inc. transferred warrants to purchase an aggregate of 146,375 shares of common stock to two of its employees, Messrs. Fulton and Wolfgang, as compensation in the regular course of their employment with that firm.  The warrants to purchase 61,125 shares, following the transfers, held by Skyebanc, represents the remaining warrants from the original grant.  Please see page 50.

Terms of the Offering with the Selling Security Holders, page 3

18.	In the second paragraph, clarify the types of services provided by Skyebanc, Inc. If they provided typical underlying services with customary fees related to the private placement, so state.

RESPONSE:  The requested clarification has been added to Amendment No. 1 to reflect that Skyebanc, Inc. served as selling agent for the Company in the offering and the fees they were paid were customary for the type of transaction. Please see page 3.

19.	In the fourth paragraph, indicated how the purchasers are to perfect their anti-dilution protection. Do they receive a cash payment from you or do they receive additional shares or warrants?

RESPONSE:  As requested, this paragraph has been expanded to describe how the purchasers perfect their anti-dilution rights.  Please see page 4 of Amendment No. 1.

20.
In the last paragraph on page 3, you reference certain rights, options and exceptions.  Please revise here and elsewhere in the document to delete such reference and instead describe all material terms in the discussion.  The reference to "certain" in the document is not descriptive to someone unfamiliar with the transaction(s).

RESPONSE:  Amendment No. 1 has been revised to delete references to “certain” and the disclosure describes all material terms in the relevant discussions.  Please see page 4.

Fees and Payments Associated with the Transaction, page 4

21.	Please revise to correct the reference to note (4) in the first table on page four.

RESPONSE:  The requested correction has been made.  Please see page 5 of Amendment No. 1.

22.
You have not included in the table of fees and payments associated with the transaction the potential liquidated damages payment you refer to on page three.  Please revise to include this in the table, or advise us why you think it is not appropriate to include the liquidated damages payment in the table.

RESPONSE:  As requested, the table, together with the table entitled "Net Proceeds From the Sale of the Units" has been revised to assume the payment of the maximum amount of liquidated damages.  Please see pages 5 and 6 of Amendment No. 1.

Possible Profit to the Selling Security Holders on the Shares of Common Stock Included in the Units, page 5

23.
You state that the shares of common stock offered as a component of the units were purchased at an offering price of $0.25 per unit.  In the first paragraph on page three you state the offering price per unit in connection with your April 2008 private placement was $250,000.  Please revise to state the correct offering price per unit distinguishing, if necessary, between units and shares for clarity.

RESPONSE:  Amendment No. 1 has been revised to clarify the effective offering price per share for the purposes of the table disclosure.  Please see page 6.

24.
Your table shows total possible shares to be received upon exercise of the warrants disclosed as 30,226,000.  You are, however, registering 31,558,500 shares underlying warrants.  Please revise or add a footnote to your table explaining the variance and the origin of the 1,332,500 shares not disclosed in the table.

RESPONSE:   A footnote to this table to explain the variance and origin of the excluded shares has been added to Amendment No. 1.  Please see page 6.

Short Position Information, page 6

25.	Please provide a representation that Double U Master Fund, L.P. will also comply with the stated position.

RESPONSE:  The Company has received the requested representation from Double U Master Fund, L.P. and same has been included in Amendment No. 1.  Please see page 8.

Risk Factors, page 8

26.
Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky.  You should place risk factors in context so your readers can understand the specific risk as it applies to you.  See SEC Release No. 33-7497.  You should avoid presentation of risks that are generic or contain boilerplate language that could apply to any issuer or any offering.  Please revise your Risk Factors section generally to write each risk factor in plain English and avoid using boilerplate or generic risk factors.  See Item 503(c) of Regulation S-K.  As examples, please refer to the following risk factors:

•	"We are dependent on certain key personnel and the loss of these key personnel could have a material adverse effect on our business, financial condition and results of operations." Page 9.

•	"Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences." Page 12.

•	"Our corporate actions are substantially controlled by our management." Page 13.

•	"If the selling security holders all elect to sell their shares of our common stock at the same time, the market price of our shares may decrease." Page 14.

RESPONSE:  The Risk Factors appearing in Amendment No. 1 have been revised to both avoid using boilerplate generic risk factors and to more clearly articulate the risks faced by the Company.  Please see pages 9 through 12, page 14 and page 15 of Amendment No. 1.

Our Corporate Actions....page 13

27.	Please reconcile the percentage ownership with the table on page 36.

RESPONSE:  In response to comment 26 this risk factor has been removed from Amendment No. 1.  Please see page 14 of Amendment No. 1.

Recent Capital Raising Transaction, page 16

28.
Please file forms of subscription agreement used in the private offerings of the shares you are now registering for resale.  Also, please file any registration rights agreements and any other material agreements regarding these shares.

RESPONSE:  Part II, Item 16 of Amendment No. 1 has been revised to incorporate by reference the form of subscription agreement and warrant for the 2008 Unit Offering which were filed as exhibits to the Current Report on Form 8-K filed on April 24, 2008; these agreements represent all material agreements related to this offering.  Please see page II-6.  The registration rights related to the securities issued and sold in the offering are contained within the subscription agreement and there is no separate registration rights agreement.  We apologize for the oversight in omitting the incorporation by reference of these documents from the original filing.

Our business, page 25

29.
In your "Overview" section, you state that, in "2006 we reported revenues of $1,211,506, which includes revenues to a related party of $1,061,350."  Please provide further disclosure of what you mean by "revenues to a related party" and identify the related party.

RESPONSE: As the accounting treatment for the Shandong Jiajia 51% acquisition transaction has been restated applying reverse acquisition accounting in accordance with SFAS 141, the historical records of the Company are now those of Shandong Jiajia.  Accordingly, the 2006 revenue figures for MediaReady, Inc. are no longer reflected.  Please see page 26 of Amendment No. 1.

30.	You state that your management chose to acquire Shandong Jiajia in an effort to improve shareholder value. Please describe how the transaction was to improve shareholder value.

RESPONSE:  As requested, additional disclosure has been added to Amendment No. 1.  Please see page 26 of Amendment No. 1.

31.	Please verify that the conversion rates listed in the fifth paragraph on page 29 have been revised to give pro forma effect to the 1 for 40 reverse stock split.

RESPONSE: The conversion rates have been revised to give effect to the reverse stock split.  Please see page 31 of Amendment No. 1.

History of Our Company, page 29

32.
Please expand this section to include the manner in which you identified Shandong Jiajia, whether you had any prior relationship with them and the manner in which the purchase price and terms were determined.  Please also state whether Messrs. Liu and Chen were affiliated with the other parties in the transaction.

RESPONSE:  The requested additional disclosure has been added to Amendment No. 1.  Please see page 30.

33.
The name of your company appears to have changed several times.  Please disclose the type of business you carried on under each name.  For example, with regard to ValuSALES, Inc., you state that you had no operations until you acquired property, equipment and inventory in July 1999.  Please disclose the type of business you carried on with ValueSALES, Inc. and each of its successor entities.

RESPONSE:  The requested additional disclosure has been added to Amendment No. 1.  Please see page 30.

34.	Please disclose the identity of the sole shareholder from whom you purchase Graphics Distribution, Inc.

RESPONSE:  The identity of Mr. James Joachimczyk as the sole shareholder of Graphics Distribution has been added.  Please see page 30 of Amendment No. 1.

35.
You state that, in connection with the purchase of Shandong Jiajia "a shareholder/related party agreed to personally assume any liabilities which may result from a stock purchase agreement we entered into in August 2004 with Graphics Distribution, Inc."  Please disclose that the referenced shareholder is Mr. David Aubel and discuss the reasons for the assumption of liabilities and the consideration received in that regard.

RESPONSE:  The requested additional disclosure has been added to Amendment No. 1; please see page 31.

36.
We note your disclosure that, "in addition, the parties agreed that the accrued compensation and convertible note payable-related party included in our current liabilities at September 30, 2007 would be converted into shares of our common stock at conversion rates of $.018 and $.02 per share, respectively, resulting in the issuance of approximately 3,445,853 shares of our common stock."  Please provide additional disclosure about this transaction.  Specifically, please disclose the amount Mr. Aubel was owed under the demand note and provide a calculation of the value of the shares offered to him in exchange for the note, based on the conversion rates you disclosed and the then-existing market value of the stock.

RESPONSE:  The requested additional disclosure has been added to Amendment No. 1; please see page 31.

37.
Indicated the type of assistance Capital One Resource Co., Ltd. and Mr. Wang provided in the transaction.  In addition, provide the business reason(s) for the additional consideration provided to Mr. Chen.

RESPONSE:  The requested additional disclosure has been added to Amendment No. 1; please see page 30.

Properties, page 30

38.	Please also indicate whether the other properties are also leased from unaffiliated parties.

RESPONSE:  The requested additional disclosure has been added to Amendment No. 1; please see pages 33 and 34.

Management, page 31

39.
You must disclose the business experience of all of your officers, directors and key employees during the past five years without gaps or ambiguities, including each person's principal occupations and employment, the name and principal business of any corporation or other business association, and whether any of the business associations are your parent, subsidiary or other affiliates.  See Item 401(e)(1) of Regulation S-K.  You discuss Mr. Harrell's business experience during the past 20 years in general terms.  You state that Mr. Harrell is the Chairman and CEO and has served "in such capacities since 1999."  Since China Logistics Group has only existed in its present form since 2007, please revise to provide more detailed disclosure of Mr. Harrell's business experience during the past five years.

RESPONSE:  Amendment No. 1 has been updated to reflect the Company's current directors and executive officers following the resignation of Mr. Harrell in July 2008.  Please see page 34.  We believe that the biographical information on each of Messrs. Chen and Liu complies with the requirements of Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 34

40.
Please revise your disclosure of the compensation paid to the named executive officers to include a discussion of the objectives of the compensation structure, what the compensation structure is designed to reward, why the company chooses to pay each element of compensation, how the company determines the amount of each element of compensation and how each element of compensation fits into the company's overall compensation objectives.  See Item 402(b) of Regulation S-K.

RESPONSE.  As the Company is a "smaller reporting company" the Company did not provide the CD&A analysis pursuant to Item 402(b) of Regulation S-K, but, rather, pursuant to Item 402(l) the Company provided a narrative description of the material factors necessary to understand the information contained in the Summary Compensation Table pursuant to Item 402(o).  The Company believes its disclosure provides such required information.

Certain Relationships and Related Party Transactions, page 36

41.
You disclose three transactions between Shandong Jiajia and related parties, including two loans and one lease.  Please revise to include the names and relationships of the related parties, as well as additional information about the indebtedness as required by Item 402(a) of Regulation S-K.

RESPONSE: The expanded disclosure as requested has been included in Amendment No. 1.  Please see pages 37 through 39.

42.
You have disclosed that the company owes $511,435 to a related party.  Your financial statements show an amount of $736,677 due to related parties.  Please identify the related party or parties and reconcile the amounts.

RESPONSE:  The Company acknowledges staff’s comment as to the inconsistency between the $511,435 shown as due from related parties in the consolidated balance sheets and the $736,677 shown in footnote 14- Business Combinations.  The difference is due to the reclassification of amounts due from four entities, initially grouped incorrectly as related parties.  While the initial classification was corrected in the consolidated balance sheets and footnote 16- Related Parties, the Company failed to make the correction to footnote 14.  The restated financial statement has corrected this error.  Please see page F-28.

43.	Please disclose whether the transactions and agreement with related parties were comparable to terms you could have obtained from unaffiliated third parties.

RESPONSE:  The disclosure as requested has been included in Amendment No. 1.  Please see page 39.

44.
Please file as exhibits the note and share exchange agreement between the company and David Aubel.  Also, if any other contracts referenced in this section are material contracts not made in the ordinary course of business, please file them as exhibits to the registration statement.  See Item 601(b)(10) of Regulation S-K.

RESPONSE: Part II, Item 16 of Amendment No. 1 has been revised to incorporate by reference the earlier filings of the form of promissory note and security agreement with Mr. Aubel as well as the conversion agreements between each of the Company and Mr. Aubel and Mr. Harrell.  Please see Exhibits 10.16, 10.17, 10.18 and 10.19.  The Company has also filed the assumption agreement with Mr. Aubel as Exhibit 10.15.

Selling Security Holders, page 48

45.	For Mr. Fulton and Mr. Wolfgang please disclose, if true, that:

•	the seller acquired the shares in the ordinary course of business, and

•	at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these statements are not true, then the prospectus must state that the selling security holder is an underwriter.

RESPONSE:  The disclosure as requested has been included in Amendment No. 1.  Please see page 50.

Interim Financial Statements

46.	Please address the comments below on your annual financial statement in your interim financial statements, as applicable.

RESPONSE:  The Company has addressed all of the following comments to its annual financial statements on all interim financial statements, as applicable.

47.	In light of the significant equity transactions that occurred during the three month period ended March 31, 2008, please provide a statement of stockholders' equity for this period.

RESPONSE:  As requested, the Company has provided a statement of stockholders' equity (deficit) for the appropriate periods in Amendment No. 1.  Please see page F-5.

Statement of Operations, page F-3

48.	Please show us how you computed the amounts of minority interest in income of consolidated subsidiary for the three months ended March 31, 2008.

RESPONSE:  In response to staff’s comment, the Company supplementally provides the following detail as to the computation of the amount of income from minority interest as of March 31, 2008:

Statement of Operations	Three months ended March 31, 2008 (unaudited)

Sales	$6,773,213
Cost of Sales	6,515,730
Gross Profit	257,483

Operating expenses:
Selling, general & administrative	146,636
Depreciation and amortization	4,225
150,861

Operating income	106,622

Other income (expense):
Realized exchange loss	(16,542)
Interest income	837
Other income	380,978
365,273

Net income before income taxes and minority interest	471,895

Foreign tax	7,788

Net income	$464,107

Recap: Minority Interest
Shandong Jiajia income before minority interest	$464,107
Minority ownership of subsidiary	49%
Minority interest in income	$227,412

Regarding the staff’s comment as to the significance of the allowance for doubtful accounts in relation to total accounts receivable, this condition resulted from a delay in writing-off identified uncollectable accounts against the related reserve.  The Company’s restated financial statements reflect a reduction in the allowance for doubtful accounts with a corresponding reduction in the balance of accounts receivable of $525,000 representing approximately 54% of the previously reported balance in the allowance account.  Please see pages F-17 and F-25 of Amendment No. 1.

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies, page F-5

49.
Please revise your revenue recognition policy to be more specific.  In particular, please identify each type of arrangement through which you can earn revenues and disclose the timing of revenue recognition in each case.  Additionally, in light of the significance of your allowance for doubtful accounts relative to total accounts receivable, please tell us how you concluded that you have met the criteria for revenue recognition that collectability be reasonably assured.  Refer to SAB Topic 13.

RESPONSE:  The Company has revised its revenue recognition policy disclosures as requested.  Please see page F-23 and F-24 of Amendment No. 1.

Note 5 - Convertible Note Payable - Related Party, page F-9

50.
Please tell us in detail and disclose how you accounted for the conversion of the convertible note payable, including how you accounted for the relative derivative liability associated with the embedded conversion feature.  Clarify what "excess value" refers to in your disclosure, and explain why such excess value is properly treated as an additional capital contribution.  Tell us the specific basis in GAAP for your accounting.

RESPONSE:  Based on the Company’s review of the facts and circumstances surrounding the agreements with Mr. Aubel and in connection with the restatement of the Company’s financial statement, the Company believed the appropriate accounting treatment was to record a receivable from Mr. Aubel for the intrinsic value of the shares tendered due to uncertainty as to the validity of the amount of the note payable and the potential for a lack of consideration for the issuance of such shares.  The receivable recorded was subsequently expensed as impaired as collection was not reasonably assured.  Please see pages F-22, F-25 and F-26 of Amendment No. 1.

Note 11 - Subsequent Event, page F-11

51.
Your disclosure that you sold 15.113 units at an offering price of $.25 per unit and raised gross proceeds of $3.78 million does not recompute and is not consistent with the terms of the offering described elsewhere throughout the document.  Please revise for accuracy and consistency.

RESPONSE:  Amendment No. 1. has been revised to address the consistency error in the subsequent event footnote.  Please see page F-22.

Annual Financial Statements

52.	Please revise your financial statements and related notes to give retroactive effect to the 1 for 40 reverse stock split that was effective on March 11, 2008. Refer to SAB Topic 4:C.

RESPONSE:  Amendment No. 1 includes revised financial statements and notes which have been revised to give retroactive effort to the 1 for 40 reverse stock split and related disclosures, where applicable, have been expanded to note the retroactive effect.  Please see pages F-21 and F-28.

53.
We note that you did not report any revenues from the sale of your home entertainment media products and solutions during the fiscal year ended December 31, 2007 or the interim period ended March 31, 2008.  Please tell us whether you have ceased or abandoned the operations of your historical home entertainment media business, and if so, when.  Also tell us your basis for continuing to report this business within continuing operations as opposed to discontinue operations.  Refer, for guidance, to SFAS 144.

RESPONSE:  In response to the staff’s comment, the Company revisited the accounting guidance related to the acquisition of Shandong Jiajia by the Company (then Media Ready Inc.).  As a result, the Company concluded that pursuant to the provisions of EITF Issue 98-3 (as modified), Media Ready did not meet the definition of a “business” as of December 31, 2007.  As noted by the Staff, Media Ready reported no revenue from the sale of their products during the fiscal year ended December 31, 2007 and through the interim period ended March 31, 2008.  It should also be noted no Media Ready product sales were recorded subsequent to March 31, 2008.

Further, referring to SFAS 141, paragraph 17, this statement notes:

In a business combination effected through an exchange of equity interests, the entity that issues the equity interests is generally the acquiring entity.  In some business combinations (commonly referred to as reverse acquisitions), however, the acquired entity issues the equity interests.  Commonly, the acquiring entity is the larger entity.  However, the facts and circumstances surrounding a business combination sometimes indicate that a smaller entity acquires a larger one.  In some business combinations, the combined entity assumes the names of the acquired entity.  Thus, in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances shall be considered, in particular:

a.           The relative voting rights in the combined entity after the combination-all else being equal, the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity.  In determining which group of owners retained or received the larger portion of the voting rights, consideration shall be given to the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

b.           The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest-all else being equal, the acquiring entity is the combining entity whose single owner or organized group of owners holds the large minority voting interest in the combined entity.

c.           The composition of the governing body of the combined entity-all else being equal, the acquiring entity is the combining entity whose owners or governing body has the ability to elect or appoint a voting majority of the governing body of the combined entity.

d.           The composition of the senior management of the combined entity-all else being equal, the acquiring entity is the combining entity whose senior management dominates that of the combined entity.  Senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them, or the executive committee if one exists.

e.           The terms of the exchange of equity securities-all else being equal, the acquiring entity is the combining entity that pays a premium over the market value of the equity securities of the other combining entity or entities.

As required by the Statement, pertinent facts and circumstances were evaluated, including:

•	Shandong Jiajia received the largest concentrated portion of relative voting rights in the combined entity.

While Shandong Jiajia had less than a simple majority of the outstanding shares following the transaction after taking into consideration the shares issued to finders and consultants, no one affiliated group held a stake larger than that received by Shandong Jiajia’s shareholders.  In addition, the Shandong Jiajia shareholders received the rights to purchase an additional 2,000,000 shares (post reverse split) in the form of a three year option.

•
The new combined entity had a large minority interest (49%) following the transaction.  This minority interest was held by Shandong Jiajia shareholders and clearly represented the ability to significantly influence the operations of the combined entity not including the shares acquired in the transaction.

Following completion of the transaction, and including the minority interest component, Shandong Jiajia clearly held voting control of the Company.

•
While not completed concurrent with the business combination transaction, in June 2008, the members of the Company’s Board of Directors and its executive management shifted to individuals common to Shandong Jiajia.

After consideration of the relevant factors, the Company concluded that the correct accounting treatment to be applied to the business combination transaction on December 31, 2007, is to treat Media Ready, previously viewed as the legal acquirer/accounting acquirer, as a shell company as of the acquisition date, as it did not meet the definition of a “business” within the meaning of Issue 98-3.

Further, given the status of the accounting acquirer (Media Ready), as a shell company as of the transaction date, relevant guidance provides:

(1)
all assets and liabilities of the legal acquirer/accounting acquiree (Media Ready) are “stepped-up” to 100% of their fair values as of the transaction date and the valuations of all of Shandong Jiajia’s assets and liabilities are carried forward at their historical values; and

(2)	the accounting for the transaction is identical to that resulting from a reverse acquisition except that goodwill or other intangibles should not be recorded.

In addition, the results of operations of the acquired entity (MediaReady) have been included in the financial statements of the combined company only from the date of acquisition.  Financial statement presentation for periods prior to the effective date of the business combination on December 31, 2007 reflect stockholders’ equity based on the historical equity of the accounting acquirer (Shandong Jiajia) retroactively restated to reflect the number of shares received in the December 31, 2007 business combination.  Please see page F-17 of Amendment No. 1.

Report of Independent Registered Public Accounting Firm, page F-12

54.
Please obtain a revised auditors' report which refers to "the standards" rather than the "auditing standards" of the Public Company Accounting Oversight Board (United States).  Refer to PCAOB Auditing Standard 1 available at www.pcaob.org and SEC Release No. 34-49707, available at www.sec.gov.  A reference to "auditing standards" of the PCAOB is too narrow and preclusive to other standards applicable to the audit.  The revised auditors' report should also omit reference to conducting the audit in accordance with "generally accepted auditing standards as established by the Auditing Standards Board (United States)."  Additionally, please have your auditors include an explanatory paragraph regarding the restatement of your 2007 financial statements as required by Auditing Standards Codification Section AU 420 in the revised report.  Please have your auditors make conforming revisions to the audit report included in Form 8-K filed March 18, 2008.

RESPONSE:  Amendment No. 1. contains the revised audit report included with the restated financial statements in response to this comment.  Please see page F-17.  The Company has also included the revised audit report in the Amended 8-K.

Statements of Stockholders' Deficit, page F-15

55.
Please disclose the nature and amount of each component of other comprehensive income/loss and accumulated other comprehensive income/loss.  Also revise the column heading here and the related balance sheet caption under the stockholders' deficit to read "accumulated other comprehensive income/loss" rather than "other comprehensive income."  Refer to SFAS 130.

RESPONSE:  The Company acknowledges the Staff’s comments regarding the Company’s statements of stockholders’ deficit.  The restated financial statements reflect the nature and amount of each component of other comprehensive income/loss and accumulated other comprehensive income/loss in accordance with the provisions of SFAS 130.  Further, the restated column headings and related balance sheet captions will be revised to read “accumulated other comprehensive income/loss” rather than “other comprehensive income”.  Please see page F-19.

Statements of Cash Flows, page F-16

56.
Please disclose the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash during the periods.  Refer to paragraph 25 of SFAS 95.

RESPONSE:  In response to the staff’s comment, the Company’s statement of cash flows has been modified to include the caption “Foreign currency translation adjustments” as part of its reconciliation of the change in cash during the periods covered by such statements.  Please see page F-20.

Note 3 - Restatement of Financial Statements, page F-21

57.	Please revise to also disclose the effect of the restatements on net income/loss and the related per share amounts. Refer to paragraph 26 of SFAS 154.

RESPONSE:  The Company acknowledges the staff’s comments relating to disclosure associated with restatement of its financial statements.  The related disclosure in Note 2 to the Company’s restated financial statements appearing on page F-22 of Amendment No. 1 includes, in part, the following disclosures:

Components of the restatements are detailed in the following tables.

Balance sheet data as of December 31, 2007:

	As Filed	Adjustment to Restate	Restated

Accrued consulting fees	$-	$3,780,000	$3,780,000
	$-	$3,780,000	$3,780,000

Accumulated deficit	$(24,755,611)	$(3,780,000)	$(28,535,611)
	$(24,755,611)	$(3,780,000)	$(28,535,611)

Consolidated statements of operations for the year ended December 31, 2007:

	As Filed	Adjustment to Restate	Restated

Fair value of equity instruments	$6,644,900	$3,780,000	$10,424,900
	$6,644,900	$3,780,000	$10,424,900

Net Loss per common shares
Basic and Diluted	$(.05)	$(.03)	$(.08)

Note 5 - Accounts Receivable, page F-21

58.
Please tell us and discuss in management's discussion and analysis or plan of operations section why the allowance for doubtful accounts is such a significant percentage of the accounts receivable balance outstanding at each balance sheet date.

RESPONSE: As addressed in the Company’s responses to Staff’s comment No. 48, the allowance for doubtful accounts relative to the balances of accounts receivable was allowed to build up over time as the Company had failed to write-off identified uncollectable accounts against the allowance account on a timely basis.  As noted, this condition was corrected in the restated financial statements.  Additional disclosure has also been added to Management’s Discussion and Analysis.  Please see page 21 of Amendment No. 1.

Note 9 - Derivative Liability, page F-22

59.	Please disclose the assumptions used in estimating the fair value of the embedded conversion option as of each balance sheet date presented. Also disclose how you arrived at each of the assumptions.

RESPONSE:  The Company acknowledges the Staff’s comment.  As addressed in the Company’s response to Staff’s comment No. 50, the Company has readdressed the accounting treatment applied to the Company’s obligation due Mr. Aubel.  The Company’s restated financial statements include relevant disclosures.  Please see page F-22, F-25 and F-26 of Amendment No. 1.

Note 10 - Convertible Note Payable - Related Party, page F-22

60.
Please revise to clarify whether the notes payable discussed in this footnote are the same notes payable discussed in footnote 9.  Also explain why interest on these notes is not paid in cash and how the interest accrual is otherwise relieved.

RESPONSE: The Company acknowledges the Staff’s comment and expanded and combined the information disclosed under Note 9 with the convertible note payable discussion in Note 10 to clarify that these disclosures relate to the same obligation.  The requested modification has been included in Amendment No. 1.  Please see page F-25 and F-26.

Based upon the best understanding of the Company’s current management, the interest was not paid in cash to conserve the Company’s cash resources.  The related interest expense was recorded as a debit to interest expense with a credit to Mr. Aubel’s note payable.  This “accrual” was relieved through the issuance of common stock to Mr. Aubel, reducing the obligation including principal due.

Note 11 - Stock Options, page F-23

61.	Please revise to disclose whether the stock options are exercisable immediately, and if not, disclose the vesting terms of the options.

RESPONSE: In response to the staff’s comment, the Company disclosed in the related footnote that the 2,000,000 options to purchase common stock issued in connection with the Shandong Jiajia merger transaction were immediately exercisable for a period of three years.  Please see page F-26 of Amendment No 1.

Note 14 - Business Combinations, page F-23

62.
Tell us whether there are any contingencies outstanding that could result in a nullification or rescission of the merger agreement between you and Shandong Jiajia.  If so, advise us in detail and disclose the nature and terms of these contingencies.  Also tell us your basis in GAAP for accounting for the merger as a December 31, 2007 transaction to the extent there were any conditions to the merger that had not been fulfilled as of that date.

RESPONSE: The Company acknowledges the Staff’s comment.  Neither the Acquisition Agreement dated December 31, 2007 nor the Amendments dated January 28, 2008 and March 13, 2008 contain any specific provisions addressing nullification or rescission of the agreement between the parties.  The Acquisition Agreement, as amended, does not contain a contingent consideration provision as addressed in SFAS 141.

Further, as previously addressed, after consideration the Company believes the correct accounting treatment to be applied in the merger transaction is reverse acquisition accounting with Shandong Jiajia being treated as the accounting acquirer.

63.
Please tell us in detail the basis in GAAP for accounting for the merger transaction with Shandong Jiajia using the purchase method of accounting, as opposed to accounting for the merger as a reverse acquisition.  Explain the terms of the transaction which support your accounting.  In this regard, we note your disclosure on page 3 of the Form 8-K filed January 7, 2008 that the issuance of the Series A Preferred Stock to the owners of Shandong Jiajia in connection with the merger resulted in a change of control of your company, in that such shares represent approximately 56% of your voting securities.  Please be sure to address how you considered the significant number or shares issued to consultants and finders in determining the proper account for the merger transaction.  In responding to the comment, please also address each of the following items:

•	Tell us whether you were a shell company at the time of the merger, and how you arrived at your conclusion;
•
Tell us the relative voting rights of each significant interest in the combined entity after the merger; please be clear as to the consideration given to the existence of any unusual or special voting arrangements and option, warrants and convertible securities outstanding;

•	Explain to us which party to the merger, if any, has the ability to elect or appoint a voting majority of the governing body of the combined entity;
•
Tell us which of the combining entities' senior management dominates the senior management of the combined entity, clarifying the relative management authority of the three executive officers/key employees named on page 31;

•
Tell us how the $2 million in cash merger consideration paid to Shandong Jiajia raised and paid post merger impacted your assessment of the proper accounting for the merger given that the only substantive operations of the merged entity were those of Shandong Jiajia;

•
Tell us why the finders and consultants received such a significant ownership interest in the combined entity, as based on your disclosures, it appears the finders and consultants received a greater ownership interest than your shareholders or the shareholders of Shandong Jiajia;

•	Tell us why the finders and consultants fees were structured such that you issued non-voting preferred shares immediately convertible into voting common stock;
•	Tell us whether the finders and consultants fees were contingent on the successful completion of the merger;
•
Tell us whether and how the finders/consultant fees are accounted for in the pre-merger financial statements of China Logistics, Inc. and/or in the post-merger financial statements of the combined entity and indicate the basis in GAAP for your account; and

•	Tell us whether the finder’s fees and consultant fees should be considered part of the direct cost of the acquired entity, and why or why not. Refer, for guidance, to paragraphs 24 and A8 of SFAS 141.

RESPONSE:  The Company acknowledges the Staff’s comment addressing treatment given the merger transaction with Shandong Jiajia.  As addressed in the Company’s response to Staff’s comment No.53, the Company has reassessed its treatment given to the transaction and has restated the related financial statements and related disclosures applying reverse acquisition accounting as described in SFAS 141, treating Media Ready as a public shell company.  Please see page F-22 of Amendment No. 1.

64.
Please revise the condensed balance sheet showing the amount assigned in the purchase price allocations to each major asset and liability such that it reconciles clearly to the total cost of the acquisition as disclosed on the preceding page.  Your current disclosure is unclear in terms of how the acquisition cots was allocated to the assets acquired and liabilities assumed.

RESPONSE:  The Company acknowledges the staff’s comments.  As addressed in the Company’s previous responses to the Staff’s comments, the Company changed its method of accounting in the restated financial statements to reverse acquisition accounting with Media Ready, the accounting acquiree, being considered a public shell company with no goodwill or intangibles being recognized and the transaction being treated as a recapitalization.  Accordingly, the prior accounting regarding allocation of the purchase price over the accounting acquiror (Shandong Jiajia) is no longer applicable.

65.
Further to the preceding comment, please clarify what the line item in the table captioned "other comprehensive income" represents.  If you have allocated a portion of the acquisition cost to this item, please ensure we understand why and explain the basis in GAAP for your accounting.

RESPONSE:  As addressed in the Company’s previous responses to the Staff’s comments, the Company has changed its method of accounting in the restated financial statements to reverse acquisition accounting with Media Ready, the accounting acquiree, being considered a public shell company with no goodwill or intangibles being recognized and the transaction being treated as a recapitalization.  Accordingly, the prior accounting regarding allocation of the purchase price over the accounting acquiror (Shandong Jiajia) is no longer applicable.

66.
Please tell us the process you undertook to identify all acquired intangible assets.  Also tell us and disclose how you determined the fair value of the acquired non-contractual customer relationships.  Refer, for guidance, to paragraphs 39 and Appendix A of SFAS 141.

RESPONSE:  As addressed in the Company’s previous responses to the staff’s comments, the Company has changed its method of accounting in the restated financial statements to reverse acquisition accounting with Media Ready, the accounting acquiree, being considered a public shell company with no goodwill or intangibles being recognized and the transaction being treated as a recapitalization.  Accordingly, the prior accounting regarding allocation of the purchase price over the accounting acquiror (Shandong Jiajia) is no longer applicable.

67.	Please disclose the period over which acquired non-contractual customer relationships are being amortized. Refer to paragraphs 52.a.(3) of SFAS 141.

RESPONSE: As addressed in the Company’s previous responses to the staff’s comments, the Company has changed its method of accounting in the restated financial statements to reverse acquisition accounting with Media Ready, the accounting acquiree, being considered a public shell company with no goodwill or intangibles being recognized and the transaction being treated as a recapitalization.  Accordingly, the prior accounting regarding allocation of the purchase price over the accounting acquiror (Shandong Jiajia) is no longer applicable.

Note 22 - Contingencies, page F-30

68.	Please revise to address the discrepancy between the proforma net loss show here and the pro forma net loss disclosed in note 14 for the fiscal year ended December 31, 2007. Otherwise, please revise.

RESPONSE: As the accounting treatment for the Shandong Jiajia 51% acquisition transaction has been restated applying reverse acquisition accounting in accordance with SFAS 141, the historical records of the Company are now those of Shandong Jiajia.  Accordingly, the 2006 revenue figures for MediaReady, Inc. are no longer reflected.

Part II.  Information Not Required in Prospectus, page II-1

Item 15.  Recent Sales of Unregistered Securities, page II-1

69.
Several of your sales of unregistered securities appear to have been acquired at substantial premiums to the market value of your stock disclosed on page 15 of your prospectus.  Please provide additional disclosure on the variance between the market value of your stock and the price at which it was acquired in the transactions described in this section.  In particular please disclose why the stock was acquired at such premiums to the market value and - where not otherwise disclosed - the identity of the acquiring parties.  Further, please disclose how you accounted for the premiums at which your stock was acquired.  As examples only, and not a complete list, you disclose the following sales of unregistered securities:

•	You sold 2,750 shares of your common stock to an unnamed party as compensation for consulting services valued at $178,750.
•	You sold 6,600 shares of your common stock in satisfaction of $423,500 due Mr. Aubel under a note.

These are only examples. We may have additional comments based on your responses.

RESPONSE: The disclosure in Part II, Item 15. of Amendment No. 1 has been revised to correct the typographical errors in the original filing which appeared to indicate the Company had issued securities at substantial premiums to the market which was not the case.  Please see pages II-1 through II-5.

Item 16. Exhibits, page II-5

70.	Please file as an exhibit forms of the subscription agreements used in the offering of the Class A and Class B warrants held by the selling shareholders, as well as forms of the warrants.

RESPONSE: The requested subscription agreement and form of warrant have been incorporated by reference in response to comment 28.  Please see page II-6 of Amendment No. 1.

71.
Exhibit 10.5 incorporated by reference the Acquisition Agreement.  This exhibit is incomplete, as according to your Form 8-K/A filed on March 18, 2008, there have been at least two amendments to the Acquisition Agreement.  Please revise to file the complete Acquisition Agreement with all amendments.

RESPONSE:  We call the staff's attention to Exhibit 10.8 which is the first amendment to the Acquisition Agreement and Exhibit 10.10 which is the second amendment to the Acquisition Agreement, which are filed in addition to the Acquisition Agreement which is filed as Exhibit 10.5.

72.	You have filed as Exhibit 10.11 the lease for your office space in California. Please disclose why you have not also filed as exhibits the leases for your leased properties in China.

RESPONSE:  The Company has filed as exhibits both the lease entered into with Mr. Chen for the Shanghai Branch office together with the lease for the Quindao location, both of which represent material contracts with related parties. Please see exhibits 10.13 and 10.14 to Amendment No. 1.  The Company does not consider the leases for the other two offices which are with unrelated third parties to be material contracts.

Item 17. Undertakings, page II-6

73.
It appears as if you are subject to Rule 430C of the Securities Act and must provide the undertakings required by Item 512(a)(5)(ii) of Regulation S-K.  Please revise to include the undertakings or tell us why it is not necessary to do so.

RESPONSE: The additional undertaking has been added to Amendment No. 1.; please see page II-7.

Signatures, page II-7

74.
V. Jeffrey Harrell has signed as, among other titles, "principal executive financial."  Please revise this term to state, if correct, "principal financial officer."  See Instruction 1 to the Signatures section of the Form S-1.

RESPONSE:  Amendment No. 1 contains the proper signatures of the current officers and directors of the Company.  Please see page II-8.

Form 10-K/A for Fiscal Year Ended December 31, 2007

75.	Please make conforming revisions to comply with the applicable comments above, as necessary.

RESPONSE: The Company has made conforming revisions to the Amended 10-K to comply with the applicable comments as set forth above.

Form 10-Q for Fiscal Quarter Ended March 31, 2008

76.	Please make conforming revisions to comply with the applicable comments above, as necessary.

RESPONSE:  The Company has made conforming revisions to its Amended First Quarter Form 10-Q as well as its Amended Second Quarter Form 10-Q and the Quarterly Report on Form 10-Q for the period ended September 30, 2008.

Item 4T. Controls and Procedures, page 20

77.	Please revise to disclose management's conclusions regarding the effectiveness of disclosure controls and procedures as opposed to internal controls over financial reporting.

RESPONSE:  The Company has made the requested revisions in the Amended First Quarter Form 10-Q ..

We trust the foregoing responds to the staff's comments.

Sincerely,

/s/ James M. Schneider
James M. Schneider

cc:	Mr. Wei Chen
Sherb & Co., LLP